September 7, 2016

VIA EDGAR

Amanda Ravitz,

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Visualant, Incorporated Registration Statement on Form S-1 Filed on September 1, 2016 File No. 333-213435

Dear Ms. Ravitz:

Visualant, Incorporated (the “Registrant”) hereby requests acceleration of the effective date of the above referenced registration statement, to 3:00 p.m. EST on September 8, 2016, or as soon as practicable thereafter.

The Registrant acknowledges that:

•             should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•             the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald P. Erickson

Ronald P. Erickson

Chief Executive Officer

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